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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CATCHER HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
903447100
(CUSIP Number)
June 20, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No.	903447100

1	NAMES OF REPORTING PERSONS: Sandor Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,976,325

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,976,325

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,976,325

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

13G/A

CUSIP No.	903447100

1	NAMES OF REPORTING PERSONS: John Lemak

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,276,325

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,276,325

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,276,325

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A
     This Amendment No. 2 to Schedule 13G (the “Schedule 13G/A”) is being filed on behalf of Sandor Advisors, LLC, a Texas limited liability company (“Sandor Advisors”), and Mr. John Lemak, the principal of Sandor Advisors, relating to shares of common stock of Catcher Holdings, Inc., a Delaware corporation (the “Issuer”), Class C Warrants in the Issuer (the “Class C Warrants”), and Class E Warrants (the “Class E Warrants”) in the Issuer, and a convertible note (the “Note”). Each of the Class C Warrants, Class E Warrants and the Note are immediately exercisable or convertible, as the case may be, for/into one share of common stock in the Issuer (“Common Stock”).
     Mr. Lemak and Sandor Advisors hold the shares of Common Stock of the Issuer for the account of Sandor Capital, L.P. (“Sandor Capital”), Sandor Capital (QP), L.P., (“Sandor Capital (QP)”), and Sandor Master Fund, all three Texas limited partnerships, of which Sandor Capital Management, L.P., is the General Partner (the “General Partner”).

Item 1(a)	Name of Issuer.

Catcher Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

44084 Riverside Drive
Leesburg, Virginia 20176

Item 2(a)	Name of Person Filing.

This Schedule 13G/A is filed by: (i) Sandor Advisors and (ii) Mr. John Lemak, principal of Sandor Advisors, the general partner of the General Partner.

Item 2(b)	Address of Principal Business Office.

2828 Routh St., Suite 500
Dallas, Texas 75201

Item 2(c)	Place of Organization.

Sandor Advisors is a Texas limited liability company. Mr. Lemak is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

903447100

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
                                (a)      Sandor Advisors and Mr. Lemak are the beneficial owners of 1,976,325 shares of common stock and 2,276,325 shares of commons stock, respectively.
                                (b)      Sandor Advisors beneficially owns 9.4% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the shares of Common Stock beneficially owned by Sandor Advisors as of the date hereof, by (ii) 20,185,777 shares of Common Stock outstanding as of May 21, 2007, based upon the Issuer’s Current Report on Form 10-QSB filed with the Securities and Exchange Commission on June 25, 2007, plus 500,000, the number of shares of Common Stock that Sandor Advisors has the right to purchase under the Class C Warrants and Class E Warrants, plus 406,325, the number of shares that Sandor Advisors has the right to acquire pursuant to the terms of the Note.
                                (c)      Mr. Lemak beneficially owns 10.7% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the shares of Common Stock beneficially owned by Mr Lemak as of the date hereof, by (ii) 20,185,777 shares of Common Stock outstanding as of May 21, 2007, based upon the Issuer’s Current Report on Form 10-QSB filed with the Securities and Exchange Commission on June 25, 2007, plus 500,000, the number of shares of Common Stock that Sandor Advisors has the right to purchase under the Class C Warrants and Class E Warrants, plus 406,325, the number of shares that Sandor Advisors has the right to acquire pursuant to the terms of the Note, plus 100,000, the number of shares of Common Stock that Mr. Lemak individually has the right to acquire under the Class C Warrants and Class E Warrants.
                                (d)      Sandor Advisors, through its control of the General Partner, has the sole power to vote and dispose of the: (i) 1,070,000 shares of Common Stock held by Sandor Master Fund, (ii) 250,000 Class C Warrants held by Sandor Master Fund, all of which may be immediately exercised for Common Stock, (iii) 250,000 Class E Warrants held by Sandor Master Fund, all of which may be immediately exercised for Common Stock, and (iii) 406,325 shares of Common Stock immediately issuable pursuant to the terms of the Note. As the principal of Sandor Advisors, Mr. Lemak may direct the vote and disposition of all the Common Stock beneficially owned by Sandor Advisors in addition to 200,000 shares of Common Stock, 50,000 Class C Warrants, all of which may be immediately exercised for Common Stock, and 50,000 Class E Warrants, all of which may be immediately exercised for Common Stock, held by himself, individually.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Date: July 9, 2007

SANDOR ADVISORS, LLC
By:	/s/ John Lemak
John Lemak, Manager

/s/ John Lemak
John Lemak